

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia
Canada V5T 1A4

> **Re:** **Electrameccanica Vehicles Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 20, 2016**
> **File No. 333-214067**

Dear Mr. Kroll:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

Forward Looking Statements, page 4

1. We note your response to our prior comment 24 and reissue in part. You continue to refer to "Selected Financial Information" section on page 4. Please remove this reference because your prospectus does not include a section entitled "Selected Financial Information."

Business Overview

Patents and Licenses, page 21

2. We note your response to our prior comment 12 and reissue in part. Please revise your disclosure further to describe the patents you filed, when you expect the patents to be granted, how long they will be valid for after issued, and your dependence on the pending patents.

Marketing Plan, page 28

3. We note your response to our prior comment 15 and reissue in part. The estimated production of 100,000 SOLOs in the twelve month period appears to require significantly more financial resources than $2.94 million, the amount you state you need to finance your planned operations for the next 12 months on pages 6 and 9. We note that on page 32 you continue to state that the estimated cost of a new production facility capable of producing 100,000 SOLOs ranges from $10 million to $15 million. Please revise as appropriate for consistency.

Directors and Senior Management and Employees, page 56

4. We note your response to our prior comment 26 and reissue. Please revise to discuss potential conflict of interests that can result from your chief operating officer's position with Intermeccanica International, Inc. We note, for example, that in a situation involving a breach of the Joint Operating Agreement or a dispute under the agreement, an executive officer who holds positions with both companies may have a conflict of interests.

Buy-Out Agreement (merger), page 79

5. We note your response to our prior comment 28 and your confirmation that the Call Option Period terminates after 24 months from the date your shares of common stock are first quoted on the OTCQB. Please also revise your disclosure to make this clear.

6. We note your response to our prior comment 29 and reissue in part. Please further explain your statement that once you decide to "exercise the Call Option […] the Company's shareholders will be receiving additional value, which will need to be reflected in the purchase price for Intermeccanica, which is the reason for the formula for the purchase price being based on the equity value of the Company." In your response, you reference goodwill. Please explain why the goodwill attributed to Intermeccanica will be dependent on the equity value of the company. Please revise your disclosure to explain why the amount of the purchase price of Intermeccanica is dependent in part on the equity value of ElectraMeccanica.

Statement of financial position, page F-3

7. Please revise your December 31, 2015 financial statements and related notes to give retroactive effect to the stock split that occurred on June 22, 2016. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

8. Please advise your independent accountant to provide you with a dual-dated or re-dated, audit report, so as to include their audit of the stock split and its retrospective presentation in the historical financial statements.

Item 9. Undertakings, page II-5

9. We note your response to our prior comment 31 and reissue in part. Please revise your disclosure in undertakings (1)(ii) and (1)(iii) to match the language in Item 512(a)(1)(ii) and Item 512(1)(iii) of Regulation S-K.

You may contact Avrohom Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael Shannon
        McMillan LLP